SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities and Exchange Act of 1934
(Amendment No. 35)

  Nations Government Income Term Trust 2003
(Name of Issuer)

Common Stock
(Title of Class of Securities)

638583104
(CUSIP Number)

George W. Karpus, President
Karpus Management, Inc. d/b/a
Karpus Investment Management
183 Sullys Trail
Pittsford, New York 14534
(585) 586-4680

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)

December 10, 2002
(Date of Event which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the Acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1 (b) (3) or (4), check the following box. [ ]

(Page 1 of 4 pages)
There are no exhibits.

















ITEM 1	Security and Issuer
		Common Stock
		Nations Government Income Term Trust 2003
		NationsBank N.S.
		One NationsBank Plaza T39-5
		101 South Tryon Street
		Charlotte, N.C.  28255
ITEM 2	Identity and Background
a) Karpus Management, Inc. d/b/a Karpus Investment
Management (?KIM?)
George W. Karpus, President, Director and Controlling
Stockholder
		JoAnn VanDegriff, Vice President and Director
		Sophie Karpus, Director
		b) 183 Sullys Trail
		Pittsford, New York 14534
c) Principal business and occupation - Investment Management for individuals, pension and profit sharing plans, corporations,
		endowments, trust and others, specializing in conservative asset management (i.e. fixed income investments).
d) None of George W. Karpus, JoAnn VanDegriff, or Sophie
Karpus (?the Principals?) or KIM has been convicted in the past five years of any criminal proceeding (excluding traffic
violations).
e) During the last five years none of the principals or KIM has been a party to a civil proceeding as a result of which any of them is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
		f) Each of the Principals is a United States citizen.
		KIM is a New York corporation.
ITEM 3	Source and Amount of Funds or Other Considerations
KIM, an independent investment advisor, has accumulated shares of NGI on behalf of accounts that are managed by KIM (?the
Accounts?) under limited powers of attorney.  All funds that have been utilized in making such purchases are from such
Accounts.
ITEM 4	Purpose of Transaction
KIM has purchased Shares for investment purposes.  Being
primarily a fixed income manager, with a specialty focus in the closed end fund sector, the profile of NGI fit the investment guidelines for various Accounts.  Shares have been acquired
since  September 4, 1997.                       .
ITEM 5 	Interest in Securities of the Issuer
A) As of the date of this Report, KIM owns 1,228,796 shares, which represents 8.67% of the outstanding Shares. Karpus
Investment Management Profit sharing plan purchased 1,500
shares on August 17,1999 at $8.75 per share.  Dana R. Consler currently owns 300 shares purchased on May 15, 2000 at $8.50
(400 shares) and sold October 25 at $9.36 (100 shares).  Sophie P.
Karpus currently owns 350 shares purchased on September 19 & 23,
2002 at $10.11 (350 shares).   None of the other Principals of KIM
presently own shares of NGI.
       b) KIM has the sole power to dispose of and to vote all of such
 Shares under limited powers of attorney.
c) The first open market purchase occurred on Open
market purchases for the last 60 days for the Accounts.   There
have been no dispositions and no acquisitions, other than by such open market purchases,

DATE
SHARES
PRICE PER

DATE
SHARES
PRICE PER


SHARE



SHARE
10/4/2002
2350
10.14

11/6/2002
500
10.09
10/10/2002
1000
10.11

11/7/2002
5800
10.07
10/11/2002
400
10.13

11/15/2002
-200
10.08
10/14/2002
800
10.12

11/19/2002
275
10.09
10/15/2002
1500
10.11

11/21/2002
4200
10.10
10/17/2002
600
10.10

11/21/2002
-4500
10.09
10/21/2002
1450
10.08

11/25/2002
300
10.10
10/22/2002
1200
10.08

11/27/2002
5500
10.09
10/23/2002
2300
10.08

11/27/2002
-3350
10.10
10/24/2002
-500
10.09




10/24/2002
3400
10.06




10/29/2002
-250
10.07




10/30/2002
3300
10.06




The Accounts have the right to receive all dividends from, any proceeds from the sale of the Shares. KIM reserves the right to further accumulate or sell shares. None of the Accounts has an interest in shares constituting more than 5% of the Shares outstanding.
ITEM 6	Contracts, Arrangements, Understandings, or Relationships
	with Respect to Securities of the Issuer.
Except as described above, there are no contracts,
arrangements, understandings or relationships of any kind
among the Principals and KIM and between any of them and any other person with respect to any of NGI Securities.
ITEM 7	Materials to be Filed as Exhibits
		Not applicable.


Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
						Karpus Management, Inc.



December 10, 2002 		       	    By:________________________
         Date						   Signature
						George W. Karpus, President
          Name/Title